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EXHIBIT 2.1

                               [On ATI Letterhead]

October 16, 2002

Mr. Allan Klepfisz
President & CEO
LTD Network Inc.
855 Folsom Street
#919
San Francisco, CA  94017

RE: POSSIBLE ACQUISITION OF ADVANCED TECHNOLOGY INDUSTRIES, INC. ("ATI")

Dear Mr. Klepfisz:

Your company, LTD Network Inc. ("LTDN"), has indicated its desire to acquire a controlling interest in ATI and its underlying technology. The management and principal owner of ATI are similarly interested in entering a transaction with LTDN in which it acquires a control of ATI. The objectives of the transaction are to preserve the existence of ATI and the market for its publicly held stock so as to provide liquidity for all shareholders and to increase the values of both companies.

After preliminary negotiations, the parties to this letter of intent have agreed as follows:

1. LTDN shall acquire the controlling interest in and to ATI, which shall not be less than 51% of the outstanding shares of common stock after the completion of the acquisition, and such percentage is subject to upward adjustment as indicated below. The form of such acquisition shall be determined at a later date after consultations with certain professionals for the respective companies, including legal cousels, accountants and financial advisors. The issues to be considered in making the determination as to the appropriate form and procedure for such acquisition may encompass consideration and analysis of federal and state tax questions, state corporate law concerns and federal and state securities law matters. In all likelihood, the form of such acquisition selected will be a reverse merger in order to preserve ATI as a publicly-held entity.

2. The price to be paid by LTDN for ATI's stock shall be all of LTDN's assets, including Five Million Dollars ($5,000,000) in additional cash. After the acquisition, the application of such sum shall be at the sole discretion of the principals of LTDN. However, both the price and the number of shares of ATI's common stock to be issued to and received by LTDN or its shareholders and the concommitant percentage of ownership of ATI may be adjusted on the following basis:





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     a.   The results of an independent appraisal of the respective values of the two companies concerned to be completed thirty (30) days prior to closing. In the event that such independent appraisal concludes that LTDN is worth more than 100% of the estimated value of ATI, then LTDN will receive more than 51% of the outstanding shares of ATI or the combined entities after such acquisition. Such additional equity will be in direct proportion to the excess valuation of LTDN over that of ATI. The appraisal shall be done by a qualified investment banking firm or major accounting firm to be selected by both parties. In the event that the parties concerned cannot agree upon such firm, then each shall chose their own firm and the two firms shall conduct separate valuation analyses of the two subject companies and any difference in the final results between the respective valuations shall be divided in half, and the mean between the separate numbers in the differing valuations shall become the operating company valuation for purposes of this letter of intent and the final agreement between the parties;

     b. A material adverse development in the business affairs, prospects management or financial condition or results of ATI;

     c. The failure of ATI's shares of common stock to trade publicly for any longer than ten (10) business days due to general market inactivity, regulatory action or the unavailability of the requisite published information about the company;

     d. The invalidity or infringement of any of the patents governing or protecting its technology or the commencement of any litigation or regulatory action or inaction related thereto.

3. During the next 120 days, ATI and LTDN will furnish each other and their respective professional advisors with the following information:

     a.   Any and all material contracts to which it is a party;

     b. Any and all documents related to litigation or regulatory matters in which it is involved;

     c. Financial statements, both audited and un-audited, covering the last five years of its operations, including balance sheets, income statements, fund flow statements and all footnotes thereto;

     d. Any and all SEC-related documents filed by ATI with the Securities & Exchange Commission under the Securities Act of 1933, as amended, and under the Securities Exchange Act of 1934, as amended;

     e. Minute books detailing meetings of directors, committees and shareholder meetings;

     f.   Respective certificates of incorporation and bylaws, as amended;

     g. Any and all other documents, correspondence, faxes, e-mails or other papers in each party's possession or control that the other party or its advisors may reasonably request at mutually convenient times and places.

In addition, with adequate advanced notice each party will make members of its management team available to the other and its advisors upon their request at mutually convenient times and places. 2

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4.   The closing of this transaction is scheduled for a date no later than April
     1, 2003, in the office of either LTDN's New York counsel, Cascone, Cole & Collyer or that company's San Francisco office. This outside date may be extended by mutual agreement of the parties.

5.   This letter of intent shall be subject to the following conditions:

     a. The entering into a formal acquisition/merger contract prior to the closing containing the usual representations, warranties and covenants of buyer and seller;

     b. The non-occurrence of the price/share adjustment provisions set forth above in paragraph 3 (b) through (d) hereof at the sole discretion of LTDN;

     c. LTDN's raising five million additional dollars ($5,000,000) in equity to fund this transaction;

     d. ATI's compliance with applicable laws in all or any jurisdictions in which it operates;

     e. Satisfactory completion of due diligence reviews by both parties except that once ATI has accepted and received funds from LTDN, its right of termination ends in this regard.

     6. ATI, ERBC, and Kurt Seifman shall not engage in any activity involving a sale of ATI assets, merger, acquisition, sale or transfer of controlling interest of, in or to itself with regard to any third party as long as this letter of intent remains in effect without the express written permission of LTDN. Until December 31, 2002 or the execution and funding of the promissory note, whichever is earlier, ATI may raise up to $1.5 million in equity and $250,000 in debt which is due on or after May 4, 2004, as long as the issuance of such equity does not jeopardize Mr. Seifman's control or the potential control of ATI by LTDN. ATI may raise additional funds above such amounts only with the approval of LTDN, which shall not be unreasonably withheld. ATI and LTDN shall fully cooperate to expedite the appraisals mentioned above and ATI and LTDN's due diligence. Moreover, ATI and LTDN will continue to operate their businesses according to normally accepted operating principles and practices, will use its best efforts to generate revenue and profits and will take the necessary steps to prepare, execute and file the requisite documents with the Securities and Exchange Commission and other regulatory bodies, to prepare and issue press releases reflecting material developments in its business and operations and to keep and maintain continued public trading in its shares of common stock. Drafts of such press releases shall be provided to LTDN and its advisors prior to issuance for their review. Once they have approved them, the press releases may be issued by ATI through its normal channels of distribution and communications. LTDN's consent regarding such press release shall not be unreasonably withheld, the prime objective being that the information contained therein is accurate, complete and released on a timely basis in regulatory compliance.

     7. The parties shall be responsible for their own expenses and, if there is only one appraisal, each party shall bear 50% of its cost.

     8. LTDN will raise an additional sum of three million dollars ($3,000,000) in equity for the combined entities within twelve (12)

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          months after the acquisition is 34 completed for which it or its shareholders shall receive additional shares of ATI's common stock at 15% discount from the then market price in the appropriate amounts.

     9. Prior to the closing and after the initial phase of due diligence is completed, which is estimated to be on or about November 30, 2002, LTDN will make a secured loan of a certain sum to be determined to ATI in successive installments. This loan shall be secured by shares of common stock of ATI now and to be held by Kurt Seifman, ERBC Holdings and/or to be issued by ATI and/or any or all of the patents issued to ATI or any affiliates, including patents pending, wherever the jurisdiction, or any combination of such stock or patents as the parties agree. This loan shall be evidenced by the form of secured promissory note attached hereto and marked exhibit A. With regard to the loan proceeds, LTDN has the right to approve or disapprove ATI's requested use in each instance. If the acquisition/merger transaction between the parties is consummated, then the loan will be taken into account in determining the number of shares of ATI's common stock to be issued to LTDN and its shareholders and the consideration to be paid at closing. In the event that transaction is not consummated for whatever reason, ATI shall repay the loan in full with interest at the rate of ten percent (10%) per annum on or before April 1, 2004. Under any circumstances ATI shall not be entitled to assert, and shall not assert, any defense to non-payment of such loan.

     10. This letter of intent may be terminated by either party (a) if by December 31,2002, a promissory note has failed to be finalized, executed and funded and (b) after April 1, 2003 by giving notice thereof in writing to the other party, shall be governed by the laws of the State of New York and may not be amended, altered or changed except in writing by both parties.

If the following reflects our understanding, kindly execute a copy of this letter in the space provided therefor in which case this shall become a binding agreement between us.

Very Truly Yours,

ADVANCED TECHNOLOGY INDUSTRIES, INC.

By /s/ Hans J. Skrobanek                     AGREED and ACCEPTED
   ----------------------------------        This 17th day of October, 2002
Hans J. Skrobanek as the
President of ATI

                                             LTD NETWORK INC.
By /s/ Kurt Seifman
-------------------------------------        By /s/ Allan Klepfisz
Kurt Seifman as the                             --------------------------------
Principal Shareholder of ATI                    Allan Klepfisz, President

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